Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

May 28, 2015	NR 05 - 2015

Avrupa drills 30 meters of 6.92 g/t gold at Slivovo

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30 meters @ 6.92 g/t Au and 16.20 g/t Ag in SLV011

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Surface extension to Peshter Gossan identified

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Phases 1-2 drilling completed with 13 holes and 2,036 meters

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Phase 3 drilling started with up to 3,000 meters planned

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on progress at the Slivovo JV project in Kosovo.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).

Avrupa completed five more drill holes at the Slivovo Project, totaling an additional 1,035 meters in three separate areas.  The highlight of this new round of drilling was the gold intercept in SLV011, drilled parallel (-40 degrees to the northeast) to SLV004 and collared 25 meters to the southeast.  SLV011 intercepted 30 meters of 6.92 g/t gold from a depth of 91 meters to a depth of 121 meters, where the hole crossed through a low angle fault, as in SLV004.  Up-hole from this intercept, from a depth of 66 meters to the 91-meter level, the gold value averaged 1.02 g/t gold over 25 meters.  The entire 55-meter intercept in SLV011 averaged 4.24 g/t gold.

This phase of drilling was aimed at testing additional targets around the Slivovo license and the southern continuation of known mineralization at Peshter.  In addition to SLV011 in the Peshter Gossan zone, two holes, SLV009 and SLV010, were drilled in the Xzemail zone, and two further holes, SLV012 and SLV013, were drilled into a newly discovered easterly extension of the Peshter Gossan.  This drilling completes the Byrnecut 51% earn-in commitment.

Paul W. Kuhn, President/CEO of Avrupa, commented, “Our Slivovo project continues to yield excellent results and new targets.  Further work is clearly warranted to understand the source, controls, and potential size of the gold mineralization.  We have a new drill rig on the property and have commenced further drilling in the Peshter Gossan zone.  The objective of this drilling will be to determine if there is a potentially viable mineral resource at Peshter and other proximal targets, and to test several other outlying target areas on the Slivovo license.  We are planning to drill up to 3,000 meters in this new phase of drilling.”

Phase 2 geological and drilling assay results

Peshter Gossan zone -- SLV011

Of the five holes drilled, SLV011 (201 meters total depth – TD) was the only hole drilled into the Peshter Gossan.  The results indicate continuity of gold mineralization, but also underscore the fact that the high grade gold mineralization is controlled by a number of geological and structural factors that are not yet clearly understood.  The initial part of the ongoing drilling has been designed to better ascertain the parameters of the gold mineralization and, most importantly, to extend the core high grade gold mineralization.  Following is a table of significant results from SLV011.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 011	67	91	25	1.02	7.08	0.08% Cu; 0.14% Pb; 0.41% Zn
	91	121	30	6.92	16.20	0.1% Cu; 0.24% Pb; 0.46% Zn
Total	67	121	55	4.24	12.06

Also	132.7	142.7	10	0.81	4.41	Mineralization along footwall fault zone

Table 1.  Au/Ag results for SLV011

At this point, the technical team notes that the location of higher grade gold mineralization may be related to steeply dipping, NNE-trending shears, vertically-oriented bedding in folded and strongly altered vuggy, calcareous sandstone host rocks.  The Avrupa team also sees spatial relation of gold mineralization to altered, porphyritic hornblende dikes, which are far more widespread in the gossan zone, than previously noted.  The timing of the gold emplacement in the Peshter Gossan area appears to be a later and separate event from deposition of base-metal sulfides, and at the microscopic level, appears mostly as free gold.  The presence of:  1) intrusive rocks; 2) the distribution of anomalous accessory metals bismuth, tellurium, copper, lead, and zinc; and 3) the style and distribution of alteration at Peshter and the surrounding target areas suggests an intrusive source to the mineralization system.  While the immediate goal of the exploration program is to identify a close-to-surface gold deposit, future exploration thinking will also cover the possibility of identifying a presumably larger, sub-surface intrusive-related metal deposit.

The Company is presently working to produce simplified geological cross sections and schematic surface geological and alteration maps.  These will be posted on the Avrupa website in the near future, as they are finalized.

Peshter Gossan extension – SLV012, SLV013

With detailed re-logging of the original Peshter Gossan zone drill holes, SLV004, 005, and 006, Avrupa geologists have begun to better understand the paragenesis of the metals’ deposit and the structural complexity of the gold-bearing host rocks.  Further field follow-up during the recently-completed drilling program led to the discovery of a new gossan zone, dubbed the Peshter Gossan extension, which increased the Peshter surface target area by 75-100%.  Avrupa collared two drill holes at the distal edge of the new gossan zone.  These holes, SLV012 (-45° inclination, N20E direction, 212 meters TD) and SLV013 (-70° inclination, N20E direction, 94.5 meters TD), were collared from the same location, approximately 200 meters southeast of SLV004, to provide a first-pass attempt to ascertain gold possibilities at the Peshter Gossan extension.  SLV012 crossed through sulfidic and gossanous rocks from a depth of 33 meters to 106 meters, then again from 146 meters to 164 meters.  The interval between the two gossanous zones, 106 meters to 146 meters, was occupied by an altered porphyritic hornblende dike.  Anomalous gold and silver mineralization occurs in a couple of locations on either side of the dike, as noted in the following table.  Iron sulfides are ubiquitous in the gossan intercept, while copper, lead, and zinc values are anomalous in the tenths-of-one-percent range throughout the gossan, on both sides of the porphyritic hornblende dike.

Drill Hole #	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)	Comment
SLV 012	43.3	46	2.7	1.50	14.38	0.26% Cu; 0.81% Pb
	151	156	5	1.33	15.64	0.15% Cu; 0.25% Pb; 0.29% Zn

Table 2.  Au/Ag results for SLV012

Avrupa drilled SLV013 at a steeper angle than SLV012, from the same collar location.  Due to drilling issues, the hole was terminated at 94.5 meters, just as gossan material appeared in the drill core, from 87 meters depth to the bottom of the hole.  Elevated silver, copper, lead, and zinc values are present over that 7.5-meter interval.

Detailed mapping and sampling of the Peshter extension area will be completed over the coming few weeks, in order to better target potential gold mineralization.  The significant increase in gossan target area size is a positive new development for the project.  Results of the surface work will directly lead to new drill hole targeting at the Peshter Gossan extension.

Diagrams further describing the extent of the Peshter Gossan, the location of the drill holes, and discussion of the results will be placed on the Avrupa website in the near future.

Xzemail zone (formerly the “epithermal” zone) – SLV009, SLV010

Two holes, SLV009 (274 meters TD) and SLV010 (250.5 meters TD), were collared into the north-central part of the target area.  Both holes showed anomalous (tenths-of-one-percent) lead and zinc over wide intervals, hosted in siltstones and mudstones, and occasional gold-silver anomalism in narrow patches, always related to zones of small quartz veins, veinlets, and/or stockworks.  Low gold results at Xzemail are probably the result of the combination of greater-than-one-kilometer distance from the perceived center of mineralization (Peshter Gossan area), and relatively less permeable fine-grained host rocks at Xzemail, as compared to the coarser, more permeable calcareous sandstones at Peshter.  However, continued lead and zinc anomalism outboard from the strong gold mineralization at Peshter supports the idea of a potentially larger mineral system on the Slivovo license.

Phase 3 drilling and exploration underway

Phase 3 drilling has already commenced.  As previously noted, Avrupa plans to drill up to 3,000 meters in various target areas around the Slivovo license, including, most prominently, the Peshter Gossan and Peshter Gossan extension.  Further testing of the Peshter Gossan area and the Xzemail area is planned, as well as a wildcat hole in the Brus target area, located about two kilometers southeast of the Peshter zones.

Further surface exploration is also ongoing, as Avrupa geologists have identified several new possibilities in under-explored portions of the license.  The Avrupa team will first work in the new Peshter Gossan extension, followed by further work on possible gossan extensions to the northeast, as suggested by previous soil sampling.  Follow-up mapping and sampling will also be necessary in the northern Xzemail zone around some of last year’s trenching.

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility at Rosia Montana, Romania.  ALS performed the gold analyses at Rosia Montana, using their standard Au-AA23 fire assay-atomic absorption spectroscopy (AAS) method on a 30-gram prepared sample.  For the standard ME-MS61 multi-element analyses, ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland, where all other metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SLV009 through SLV013 work orders have been evaluated, and conform to industry best practice standards.

Byrnecut International Limited is an Australian company engaged in mechanized underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.